U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549


FORM 12b-25
Commission File Number 2-89616


NOTIFICATION OF LATE FILING

(Check One):
[X] Form 10-K [ ] Form 11-K [ ] Form 20-F [ ] Form 10-Q [ ] Form N-SAR

     For Period Ended: December 31, 1998

     [ ] Transition Report on Form 10-K     [ ] Transition Report on Form 10-Q
     [ ] Transition Report on Form 20-F     [ ] Transition Report on Form N-SAR
     [ ] Transition Report on Form 11-K

     For the Transition Period Ended:

     Read Attached Instruction Sheet Before Preparing Form.  Please Print or
Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


Part I-Registrant Information

     Full Name of Registrant:  CONSOLIDATED MEDICAL MANAGEMENT, INC.

     Former Name if Applicable:  N/A

     Address of principal executive office (Street and number):13005 JUSTICE AVENUE

     City, State and Zip Code:  BATON ROUGE, LA  70816 8598


Part II-Rules 12b-25 (b) and (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     [X]     a. The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     [X]     b. The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     [ ]     c. The accountant's statement or other exhibit required by Rule
12b-25(c) has been attached if applicable.


Part III-Narrative

     State below in reasonable detail the reasons why the form 10-K, 11-K, 20-F, 10-Q or N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets of needed.)

     The Company has been engaged in a number of acquisitions during the recent months and has been unable to compile all pertinent information to complete the annual filing nor complete providing the Company's accountant with all of the accounting information necessary to complete the annual report.

Part IV-Other Information

     1. Name and telephone number of person to contact in regard to this notification

               Sunni M. Wooley          504              292-3100
               (Name)                 (Area Code)     (Telephone No.)

     2. Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[X] Yes     [ ] No

     3. Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X] Yes     [ ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results can not be made.


CONSOLIDATED MEDICAL MANAGEMENT, INC.
(Name of Registrant as specified in charter) has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: March 31, 1999
By /s/ Sunni M. Wooley, President


PART IV, Item 3.

The Company had no operations or revenues for the quarter ended December 31, 1997, and had a net income of $162,144 composed of operating losses of ($17,588) for legal fees and office expenses with debt forgiveness of $193,681. In May 1998 the Company acquired an operating subsidiary, Consolidated Medical Management, Inc., a Louisiana corporation, and subsequently acquired another business and assets used in an operating company. For the quarter ended December 31, 1998, the Company, on a consolidated basis, had revenues from operations of $291,965, total operating expenses of $626,280, and a net loss of ($408,957).